UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WESTERN ALLIANCE BANCORPORATION

_______________________________________________________________________________________________________________________

(Name of Issuer)

COMMON STOCK

_______________________________________________________________________________________________________________________

(Title of Class of Securities)

957638 10 9

_______________________________________________________________________________________________________________________

(CUSIP Number)

Western Alliance Bancorporation

2700 West Sahara Avenue

Las Vegas, NV 89102

Phone: (702) 248-4200

Attention: Corporate Secretary

_______________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2008

_______________________________________________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 957638 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Boyd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,701,287 shares of Common Stock (see Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 3,701,287 shares of Common Stock (see Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,701,287
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Based on 34,058,669 shares of the Company’s common stock outstanding as of June 30, 2008.

CUSIP No. 957638 10 9

SCHEDULE 13D/A

This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D filed by William S. Boyd with the U.S. Securities and Exchange Commission on July 30, 2007 (the “Schedule 13D”). The Schedule 13D is hereby amended to reflect a purchase of shares of the issuer’s common stock by The William S. Boyd Trust, restated June 10, 2005, William S. Boyd as trustee (the “Trust”), in connection with a private placement transaction to a limited number of accredited investors, and is hereby restated in its entirety to read as set forth herein.

Item 1.	Security and Issuer

The Schedule 13D, as amended and restated as set forth herein (this “Statement”), relates to shares of the common stock, $0.0001 par value per share, of Western Alliance Bancorporation, a Nevada Corporation (the “Company”), whose principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

Item 2. Identity and Background

This Statement is filed on behalf of William S. Boyd, whose business address is c/o Western Alliance Bancorporation, Attn: Corporate Secretary, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

Mr. Boyd is presently employed as Executive Chairman of the Board of Directors of Boyd Gaming Corporation, a diversified owner of gaming entertainment properties whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, Nevada 89169. Mr. Boyd has also served as a member of the Company’s Board of Directors since 1995. Mr. Boyd has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Boyd is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction

On June 27, 2008, the Trust purchased 302,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) in connection with a private placement transaction to a limited number of accredited investors. The Trust purchased the Shares at a price per share of $7.94, which represented the closing market price of the Shares, as reported by the New York Stock Exchange, Inc., on June 24, 2008.

The purchase by the Trust described in the foregoing paragraph was effected for investment purposes.

Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, result of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service on the Board of Directors of the Company.

Other than as set forth above and in his capacity as a director of the Company, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. Mr. Boyd holds dispositive and voting power over an aggregate of  3,701,287 shares, representing 10.9% of the class of the Company’s common stock, consisting of:

•	3,697,787 shares held as trustee of The William S. Boyd Trust;
•	3,500 shares subject to stock options held by Mr. Boyd that are exercisable within 60 days of the date hereof.

(c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Mr. Boyd.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature*

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: July 3, 2008
/s/ Dale Gibbons
By Power of Attorney

*The Power of Attorney for Dale Gibbons is attached as Exhibit Ex-1.